

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2011

Via Facsimile
Donald Cole
Chief Financial Officer
CapitalSource, Inc.
5404 Wisconsin Avenue
Chevy Chase, MD 20815

> **Re:**   **CapitalSource, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2010**
> **Filed February 28, 2011**
> **Form 10-Q for the Quarter ended September 30, 2011**
> **Filed November 1, 2011**
> **File No. 001-31753**

Dear Mr. Cole:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

December 31, 2010 Form 10-K

Risk Factors – Our balloon loans and bullet loans may involve a greater degree of risk than other types of loans, page 29

1. Please revise future filings to disclose the approximate percentage of commercial loans that are balloon loans and the percentage that are bullet loans.

September 30, 2011 Form 10-Q

Troubled Debt Restructurings, page 17

2. We note your disclosure that a loan that has been involved in a TDR might no longer be assessed as impaired one year subsequent to the restructuring assuming the loan performs under the restructured terms and the restructured terms were at market and that two loans with an aggregate carrying value of $35.6 million were not classified as impaired at September 30, 2011.

    a. For each loan, please tell us the relevant facts and circumstances related to the restructuring. Specifically tell us the type of modifications made (A note/B note, term extension, etc.).

    b. For each loan, please tell us in detail how you determined that the interest rate was greater than the rate that you were willing to accept at the time of the restructuring for a new loan with comparable risk. Refer to ASC 310-40-50-2. Specifically discuss how you determined the rate you were willing to accept at the time of the restructuring for a new loan with comparable risk.

    c. Please tell us if each loan would have met your underwriting standards for a new loan at the time it was restructured.

    d. Please clarify how you measure credit impairment on these loans. If you do not measure impairment using the guidance in ASC 310-10, please tell us how you considered the guidance in ASC 310-40-50-5.

    e. Please revise future flings to provide a roll forward of your TDR's for each period presented.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley at 202-551-3437 or me at 202-551-3492 if you have questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant